October 14, 2010

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street NE,
Washington, D.C. 20549-3561

Attn:        Joseph A. Forte, Senior Assistant Chief Accountant

Re:          Galaxy Gaming, Inc. (the “Company”)
Supplemental response letter dated September 30, 2010 regarding the Form 10-K for fiscal year ended December 31, 2009.
Your File No. 0-30653

Dear Mr. Forte:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated September 30, 2010 by Joseph A. Forte, Senior Assistant Chief Accountant of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Galaxy Gaming, Inc.

By:           /s/ Andrew Zimmerman
Andrew Zimmerman,
Chief Financial Officer